UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
                 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

7 July 2010
Commission File No. 001-32846
                ____________________________

CRH public limited company
(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure:   Interim Trading Statement

N      E      W      S                R      E      L      E      A      S      E

7 July 2010

INTERIM TRADING STATEMENT

CRH plc, the international building materials group, today issues this statement for the six months ended 30 June 2010.  The Interim Results for 2010 are due to be announced on 24 August 2010.

Key Points

▪
The cumulative rate of like-for-like sales decline continues to ease as we move through 2010.   By end June, the year to
    date decline had reduced to approximately 10% compared with the 14% decline to end April reported in our AGM updating statement in early May.  Against this backdrop CRH now expects that EBITDA for the seasonally less profitable first half of the year will show a decline of approximately 20% (H1 2009: €0.65 billion).

▪
Operating profit for the six months to June is expected to be approximately half of last year's outcome (H1 2009: €0.24 billion),  a greater decline than at EBITDA level due to the fact that depreciation and amortisation charges are more equally balanced than EBITDA between the first and second halves.

▪
First-half profit before tax is expected to be close to breakeven (H1 2009: €0.1 billion) after restructuring costs of approximately €30 million (H1 2009: €74 million).

▪
Operating cash outflow for the half year is expected to be higher than 2009 but in line with 2008.

▪
In the first half of 2010, the Group completed 13 acquisitions at a total cost of €133 million across the Materials segments in the US and Europe, and is investing a further €19 million in Yatai Cement as CRH's share of equity funding for two development projects in northeastern China. CRH remains very well positioned to deliver a healthy transaction flow as trading visibility improves. In the meantime we remain focussed on delivering strong cash performance from our existing businesses.

▪
In addition to its normal capital expenditure programme, during the first half of 2010 the Group has initiated three capital projects involving total expenditure of €84 million over a three year period, with the aim of enhancing the efficiency of our cement operations in Poland and India and expanding aggregates capacity in the United States.

▪
With the benefits from cost reduction initiatives, lower restructuring costs (€131 million in the second half of 2009)  and the favourable translation impact of the weaker euro, we expect that EBITDA in the seasonally more important second half of the year will be ahead of last year (H2 2009: €1.15 billion).

*
EBITDA:   earnings before interest, tax, depreciation and amortisation

_________________________________________________________________________________________________________________________________________

This Trading Statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this Statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

CRH will host an analysts' conference call at 8.00 a.m. BST on 7 July 2010 to discuss this statement. The dial-in-number is
+
44 20 7162 0025
.
A recording of the conference call will be available from 10.00 a.m. BST on 7 July 2010 by dialing +44 20 7031 4064
.
The security code for the call and the replay is 867401
.
A presentation to accompany this call is available on CRH's website at
www.crh.com
.
_________________________________________________________________________________________________________________________________________________________________________________
Contact CRH at Dublin 404 1000 (+353 1 404 1000)
Myles Lee                 Chief Executive
Albert Manifold        Chief Operating Officer
Maeve Carton          Finance Director
Éimear O'Flynn       Head of Investor Relations
Rossa McCann       Head of Group Finance & Treasury

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000 FAX +353.1.4041007
E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

INTERIM TRADING STATEMENT

Profit

The cumulative rate of like-for-like sales decline continues to ease as we move through 2010.  By end June, the year to date decline had reduced to approximately 10% compared with the 14% decline to end April reported in our AGM updating statement in early May.  Against this backdrop CRH now expects that EBITDA for the seasonally less profitable first half of the year will show a decline of approximately 20% (H1 2009: €0.65 billion).

Operating profit for the six months to June is expected to be approximately half of last year's outcome (H1 2009: €0.24 billion).  This represents a higher decline than at EBITDA level due to the fact that depreciation and amortisation charges are more equally balanced than EBITDA between the first and second halves.

First-half profit before tax is expected to be close to breakeven (H1 2009: €0.1 billion) after restructuring costs of approximately €30 million. The translation impact for the half year is expected to be positive, and at profit before tax level will amount to approximately €10 million.

Development

As set out in the separate Development Update released today, in the first half of 2010 the Group completed 13 acquisitions at a total cost of €133 million across the Materials segments in the US and Europe. In addition, CRH is also investing a further €19 million in Yatai Cement as CRH's share of equity funding for two development projects in northeastern China.  We are seeing a good flow of bolt-on opportunities across our businesses and we continue to monitor wider developments in our industry; however, we are maintaining a patient approach in progressing transactions in light of the challenging market backdrop. CRH is very well positioned to deliver a healthy transaction flow as trading visibility improves. In the meantime we remain focussed on delivering strong cash performance from our existing businesses.

In addition to its normal capital expenditure programme, during the first half of 2010 the Group has initiated three capital projects involving total expenditure of €84 million over a three year period, with the aim of enhancing the efficiency of our cement operations in Poland and India and expanding aggregates capacity in the United States.

Europe

As expected, the months of May and June have seen moderation in the rate of like-for-like sales decline for our European divisions.  By the end of June cumulative underlying sales were c.10% behind 2009, compared with the 14% decline to end April. First-half EBITDA for these operations is expected to show a high-teen percentage decline compared with last year (H1 2009: €410 million).
Following the difficult start to the year which was adversely affected by exceptionally harsh weather conditions, the decline in underlying sales for our Europe Materials operations moderated significantly in the second quarter, bringing the decline for the first half to c.10%.  In Poland our cement volumes, which had recovered to a level in line with 2009 by end April following a 40% decline in the first two months, were slightly ahead for the six months to June despite the impact in May of severe flooding in the south of the country.  While first-half cement volumes in Ukraine were lower than 2009, the rate of decline improved significantly in the second quarter. First-half cement volumes in Finland and Switzerland were ahead of 2009. In Portugal, domestic cement sales to date are lower than last year, while construction activity in Ireland and Spain has continued to run well below 2009 levels.  As noted in May, the sharp volume declines early in the year across the Division have contributed to a generally more competitive pricing environment.  However, energy input costs on a per unit basis have remained similar to last year's levels and we are benefiting from a higher level of alternative fuel usage across our cement operations.  Accordingly, we expect the reduction in first-half EBITDA to be in the order of 10% (H1 2009: €163 million).

Better demand in May and June resulted in like-for-like sales for our Europe Products businesses in the first half being c.10% behind 2009, a significant improvement on the 17% decline reported at end April. Activity in our Concrete Products operations, which had been severely affected by the adverse early weather conditions and weaker non-residential construction activity, has continued to lag 2009. Our Building Products businesses also faced difficult markets, but, with higher exposure to the repair, maintenance and improvement (RMI) sector, were less severely impacted.  Our Clay business, helped by strong UK brick demand, saw an improvement in sales and profits for the period. First-half EBITDA for Europe Products is expected to decline by c.25% compared with last year (H1 2009: €149 million).

In our Europe Distribution operations, which also have a high exposure to the RMI sector, the cumulative 12% shortfall in like-for-like sales experienced in the four months to end April reduced to approximately 10% by the end of June. Our businesses in the Netherlands were most affected in the early months of the year, partly offset by improved performances in Austria and Switzerland.  EBITDA for the six months is expected to be approximately 20% behind last year (H1 2009: €98 million).

Americas

Our Americas operations experienced an overall like-for-like US$ sales decline of approximately 10% for the first half of the year, compared with a cumulative decline of 14% for the four months to end April. Trading conditions continue to be very challenging in non-residential markets; residential RMI markets saw some pick-up in activity levels but new residential construction continued at a very low level. On the infrastructure side, the construction season got off to a slower than expected start this year, partly due to poor weather. Overall first-half EBITDA for the Americas segments is expected to be approximately 30% lower than last year (H1 2009: $321 million).

Volumes and activity for our Americas Materials business were impacted by poor weather in southern states in the early part of the year, and again in May/June in a number of regions.  Like-for-like aggregates volumes for the first half, excluding acquisitions, declined by 8%, while asphalt volumes were down 10% and readymixed concrete volumes fell by 9%. Underlying sales revenue for the seasonally less significant first half is approximately 10% behind last year; this compares with a cumulative decline of 15% at end April. First-half aggregates pricing showed a modest increase on H1 2009, but readymixed concrete, asphalt and construction markets were more competitive, and lower volume throughput impacted operational efficiency. As a result, margins were lower and we expect EBITDA for the period to be c. 45% below last year (2009: $180 million).  Based on current backlogs, we anticipate improved volumes for the second half of the year and expect profit margins to be similar to the second half of 2009.

Our Americas Products businesses are experiencing continuing declines in US non-residential construction which, as expected, adversely impacted our Precast and Glass operations. More resilient demand in both the homecenter channel and other RMI-focussed businesses such as patio products, bagged stone, soils and mulch has helped Architectural Products to deliver improved profits.  While end-use demand for its products remained weak, MMI saw a significant improvement in its first-half performance compared with 2009 when results were impacted by restructuring costs and inventory write-downs as a result of plummeting steel prices. Trading in our South American businesses improved compared with 2009, particularly in Argentina against the backdrop of an improved economy; profits in our Chilean business also improved on prior year.  Cumulative overall like-for-like US$ sales for Americas Products, which by end April were 13% lower than 2009, were 12% behind by the end of June; a 10% reduction is expected in EBITDA for the period (H1 2009: $127 million).

Americas Distribution's Exterior Products (roofing and siding) operations have benefited in recent months from strong residential replacement activity with overall first-half US$ sales being in line with last year;  this compares with a cumulative decline of 6% at end April. The Interior Products (wallboard, steel studs and acoustical ceiling systems) business, which is largely dependent on new commercial construction activity, saw sales decline by approximately 20% for the first six months.  Total like-for-like Distribution sales in the first half were approximately 7% behind 2009, representing a moderation in the rate of decline which stood at 15% at end April. With the benefit of the ongoing cost savings programme, EBITDA for the period is expected to be approximately 30% higher than last year (H1 2009: $14 million).

Cash Flow/Financial

The Group's exceptional delivery on working capital reduction in 2009 resulted in a low level of trade working capital at year-end 2009.  As a result, the seasonal working capital build-up in the first half of 2010 has been more significant than in 2009, and the first-half operating cash outflow has, as expected, been higher than last year. However, our working capital metrics remain in line with our expectations, and we continue to maintain very tight control over capital expenditure. The higher first-half outflow, combined with an adverse c.€0.5 billion translation impact on debt, mainly due to the stronger US dollar ($1.23 compared with $1.44 at end-2009), has resulted in net debt at end-June 2010 being approximately €1 billion higher than the €3.7 billion reported at year-end 2009 (June 2009: €5.1 billion). With a continuing intense focus on cash generation we look to a traditional strong operating cash inflow in the second half of 2010.

While the weakness of the euro has had an adverse impact on reported net debt, it has also resulted in a favourable €0.9 billion impact on equity,  with our net debt/equity ratio at end June expected to be c. 45%, compared with 38% at year-end and 56% at end-June 2009.

First-half net finance costs are expected to be lower than last year (H1 2009: €167 million). Rolling 12 month EBITDA/net interest cover to the end of June is expected to be comfortably in excess of 6 times.

Cost Reduction Programme

CRH has responded to the difficult market conditions of recent years by removing excess capacity from its manufacturing and distribution networks and has scaled its operations to match supply and demand. The strong measures taken since 2007 delivered total cumulative annualised savings of €1,345 million by the end of 2009, with a further €365 million (previously €305 million) projected for 2010/2011. The programme for the current year is well on target to achieve these savings, which we expect to result in significant operational leverage when markets recover. The total cost of implementing the savings is estimated at €325 million, of which approximately €300 million has been spent to date (c.€30 million in the first half of 2010, compared with €74 million in the corresponding period of last year).

Outlook

Since our AGM statement in early May, concerns relating to fiscal deficits across Eurozone countries have intensified, adding to uncertainty regarding the pace of economic progress in Europe.  In the United States, which accounts for roughly half of CRH's EBITDA,  economic growth indicators have to date been more positive than in Europe;  however, recent data releases suggest some softening in the pace of recovery.  We continue to expect ongoing improvements in the cumulative rate of like-for-like sales decline through the second half, although the full year decline is now likely to be somewhat greater than previously anticipated.  Nevertheless, with benefits from cost reduction measures, lower restructuring costs (€131 million in the second half of 2009) and the favourable translation impact of the weaker euro,  we expect that EBITDA in the seasonally more important second half will be ahead of last year (H2 2009: €1.15 billion).

* * * * * * *
SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date       7 July 2010
                                                                                                                                                   By:___/s/Maeve Carton___

M. Carton
                                                        Finance Director